December 5, 2025

Emily Rowland, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FIS Trust (the "Trust" or the "Registrant") File Nos. 811-288251, 333-24099

Dear Ms. Rowland:

On October 3, 2025, FIS Trust (the "Trust" or the "Registrant"), on behalf of its series, FIS Bright Portfolios Focused Equity ETF and FIS Christian Stock Fund (each a “Fund” and together, the “Funds”) filed a Form N-1A, the Trust's registration statement (the "Registration Statement"), with the Securities and Exchange Commission (“SEC”). On November 17, 2025, you provided oral comments to the Registration Statement to Joseph Faia and the undersigned, Bibb L. Strench.

Set forth below are your comments, followed by responses to those comments, which each Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in a pre-effective amendment to the Registration Statement to be filed concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus and statement of additional information (SAI) are attached to aid in your review.

General

1.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosures.

Response: The Registrant so acknowledges and has made all necessary corresponding changes.

Summary Prospectus - Christian Stock Fund

Principal Investment Strategies of the Fund

2.	Please clarify if the adviser utilizes a third-party ethical screening tool.

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Response: The Registrant has revised the disclosure as follows:

“The Adviser utilizes its own research in combination with the ethical screening tool from a third-party vendor called eValueator. This ethical screening tool applies consistent methodology aligned with Christian values by screening out companies involved with producing abortion drugs or media companies involved in pornography.”

3.	Pursuant to Item 9(b) of Form N-1A please disclose if the Fund may from time to time take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Additionally, please disclose the effect of taking such a temporary defensive position. Please supplementally explain if no such defensive position is taken by the Fund.

Response: In response to the comment, the following disclosure has been added:

“As part of its strategy, the Adviser has the ability to raise up to 20% in cash or cash equivalents should its indicators begin to show shifts in the macroeconomic landscape, that valuations are at extreme levels, that company fundamentals deteriorate, or if the stock markets experience unexpected events that have a great and broad market impact. Furthermore, if a stock price falls materially from cost, the position would be analyzed and reviewed by the Adviser’s investment committee and that committee would decide whether to continue to hold or sell the stock. In addition, the Fund in certain adverse market, economic, political or other conditions may temporarily depart from its normal investment policies and strategies. At such times, the Fund may invest in cash or cash equivalents. Under such circumstances, the Fund may invest up to 100% of its assets in these investments and may do so for extended periods of time. To the extent that the Fund invests in money market instruments or other investment companies, shareholders of the Fund would indirectly pay both the Fund’s expenses and the expenses relating to those other investment companies with respect to the Fund’s assets invested in such investment companies. When the Fund takes a temporary defensive position, the Fund may not be able to achieve its investment objective.”

In addition, the Adviser has added “Temporary Defensive Positions” risk disclosures.

4.	Please clarify “Christian teachings” in relation to abortion, contraception, embryonic stem cell research/human cloning, human rights violations, or who produce pornography, alcohol, tobacco, armaments that are unguided or indiscriminate, gambling equipment or software, betting establishments, or other activities that conflict with Christian values.

Response: The Registrant has revised the disclosure as follows:

“The Adviser applies a Christian values overlay to eliminate companies whose businesses engage in activities that are not aligned with Christian teachings against abortion, contraception, embryonic stem cell research/human cloning, human rights violations, or who produce pornography, alcohol, tobacco, armaments that are unguided or indiscriminate, gambling equipment or software, betting establishments, or other activities that conflict with Christian values.”

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5.	Please clarify the following two sentences, the first of which appears to be a “run-on” sentence:

“If the Adviser becomes aware that the Fund is invested in a company whose policies and practices are inconsistent with these Christian values by running such companies through screens based on an assortment of third-party and internal factors as well as the Adviser performing fundamental due diligence on the values of the companies. The Adviser may sell the company’s securities or otherwise exclude future investments in such company.”

Response: The Registrant has revised the disclosure as follows:

“If the Adviser determines, through screening based on third-party and internal factors and its own fundamental due diligence, that the Fund is invested in a company whose policies and practices are inconsistent with these Christian values, it may sell the company’s securities or otherwise exclude future investments in that company.”

6.	Please clarify if the referenced “Christian teachings” has the same definition as “Christian values.”

Response: The phrase “Christian teachings” has been deleted.

Principal Risks of Investing in the Fund

7.	Please confirm if Authorized Participants Risk is considered a principal risk of the Fund.

Response: The Registrant confirms that Authorized Participants Risk is considered a principal risk of the Fund and has included the following disclosure:

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (or “APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

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Performance

8.	Please provide the full name of the broad-based index utilized by the Fund and provide an explanation of what a net index is.

Response: The Registrant has revised the disclosure as follows:

Performance Table
Average Annual Total Returns
(For periods ended December 31, 2024)

	One-year	Since inception (2/8/22)
Return Before Taxes (No Load)	13.35%	5.98%
Return After Taxes on Distributions (No Load)	13.15%	5.75%
Return After Taxes on Distributions and Sale of Fund Shares (No Load)	8.05%	4.59%
MSCI World Index Net (USD)(1) (reflects no deduction for fees, expenses or taxes)	13.35%	5.98%

(1)	The MSCI World Index Net (USD) captures large and mid-cap representation across 23 Developed Markets (DM) countries. With 1,429 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

Statement of Additional Information

Proxy Voting Policies and Procedures

9.	Please consider reflecting the change from “biblically responsible” to “Christian values” in the description of the proxy voting policies and procedures.

Response: The requested version has been made.

10.	Pursuant to Items 19(d) and Item 21 of Form N-1A, please provide the total dollar amount paid for services and brokerage commissions paid by the Fund.

Response: The requested revision has been made.

Part C

11.	Please file the finalized exhibits once they are available.

Response: The required exhibits will be provided in the Funds’ next pre-effective amendment.

12.	Pursuant to Section 6(a) of the Securities Act of 1933, please ensure that the principal executive officer, principal financial officer, and comptroller or principal accounting officer.

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Response: The requested signatures have been included.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

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